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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                 Under the Securities and Exchange Act of 1934

                                Amendment No. 1



                             Telechips Corporation
                         ------------------------------
                                (Name of Issuer)



                         Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)



                                   879269108
                         ------------------------------
                                 (CUSIP Number)

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CUSIP NO.
879269108
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1.   Names of Reporting Person
     S.S. or  I.R.S. Identification No. of  Above Person

     Marie A. Bell Separate Property Trust U/D/T Dated October 16, 1992
     ---------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group

                                         (a)
                                             -----
                                         (b)   X
                                             -----
     ---------------------------------------------------------------------------

3.   SEC Use Only

     ---------------------------------------------------------------------------

4.   Citizenship or place of Organization

           Nevada
     ---------------------------------------------------------------------------

Number of                         5.  Sole Voting Power
Shares
Beneficially                               462,764
Owned By                          ----------------------
Each                              6.  Shared Voting Power
Reporting
Person With                                0
                                  ----------------------
                                  7.  Sole Dispositive Power

                                           462,764
                                  ----------------------
                                  8.  Shared Dispositive Power

                                           0
                                  -----------------------


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CUSIP NO.
879269108
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9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     462,764
     ---------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares


     ---------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (9)

     7.8%
     ---------------------------------------------------------------------------

12.  Type of Reporting Person

     OO-Trust
     ---------------------------------------------------------------------------
Item 1(a).       Name of Issuer:

                 Telechips Corporation

Item 1(b).       Address of Issuer's Principal Executive Offices:

                 6880 S. McCarran Boulevard
                 Reno, Nevada  89509

Item 2(a).       Name of Person Filing:

                 Marie A. Bell Separate Property Trust U/D/T Dated October 16, 1992 (the "Bell Trust")

Item 2(b).       Address of Principal Business Office, or, if None, Residence:

                 3465 Kinney Lane
                 Reno, Nevada  89511

Item 2(c).       Citizenship:

                 Nevada


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CUSIP NO.
879269108
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Item 2(d).       Title and Class of Securities:

                 Common Stock, $.01 par value

Item 2(e).       CUSIP Number:

                 879269108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b). check whether the person filing is a:

                 (a).     [  ]    Broker or dealer registered under Section 15
                                  of the Act

                 (b).     [  ]    Bank as defined in Section 3(a)(6) of the Act

                 (c).     [  ]    Insurance Company as defined in Section
                                  3(a)(19) of the Act

                 (d).     [  ]    Investment Company registered under Section 8
                                  of the Investment Company Act

                 (e).     [  ]    Investment Adviser registered under Section
                                  203 of the Investment Advisers Act of 1940

                 (f).     [  ]    Employee Benefit Plan, Pension Fund which is
                                  subject to the provisions of the Employee
                                  Retirement Income Security Act of 1974 or
                                  Endowment Fund; see 13d-1(b)(1)(ii)(F)

                 (g).     [  ]    Parent Holding Company, in accordance with
                                  Rule 13d-1(b)(ii)(G) (Note: See Item 7)

                 (h).     [  ]    Group, in accordance with Rule
                                  13d-1(b)(ii)(H)


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CUSIP NO.
879269108
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Item 4.          Ownership.

                 (a).     Amount beneficially owned:

                          As of December 31, 1996, the Bell Trust beneficially owned 462,764 shares of Common Stock. This amount includes 101,346 shares of Common Stock held in escrow pursuant to the Series B Escrow Agreement by and among the Company, American Stock Transfer Company of New York as escrow agent, and certain stockholders of the Company, dated as of October 31, 1994, as amended on October 20, 1995; and (iii) 260,072 shares of Common Stock held in escrow under the terms of the of the Founder's Option Agreement between the Company and certain founders. The stockholder of record of the shares of Common Stock is Marie A. Bell as Trustee of the Bell Trust; Marie
                          A. Bell is the wife of C. A. Burns; the beneficiary of said trust is C. A. Burns.

                 (b).     Percent of class:

                          See the response(s) to Item 11 on the cover page(s).

                 (c).     Number of shares as to which such person has:

                          (i)     Sole power to vote or to direct the vote:

                                  See the response(s) to Item 5 on the attached cover page(s).

                          (ii)    Shared power to vote or direct the vote:

                                  See the response(s) to Item 6 on the attached cover page(s).

                          (iii) Sole power to dispose or to direct the disposition of:

                                  See the response(s) to Item 7 on the attached cover page(s).

                          (iv) Shared power to dispose or to direct the disposition of:

                                  See the response(s) to Item 8 on the attached cover page(s).


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CUSIP NO.
879269108
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Item 5.          Ownership of Five Percent or Less of a Class.

                          If this statement is being filed to report the fact
                 that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]*.

                       * As of the date hereof, the Bell Trust owns
                         approximately 2.9% of the outstanding shares of Common Stock of the Company.

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                          See response to Item 4(a).

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                          Not Applicable

Item 8.          Identification and Classification of Members of the Group.

                          Not Applicable

Item 9.          Notice of Dissolution of Group.

                          Not Applicable

Item 10.         Certification.

                          Not Applicable

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1997

                                    /s/ MARIE A. BELL
                                    -----------------------------
                                    Name: Marie A. Bell

                                          Title:  Trustee of the Marie A.
                                                  Bell Separate Property Trust
                                                  U/D/T Dated October 16, 1992